THIRD QUARTER 2003 INTERIM REPORT

INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

▶	Financial Highlights

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Net operating income (Cdn$ millions)	$50	$69	$166	$188
Net income (Cdn$ millions)	$24	$43	$83	$138
Power delivered (gigawatt hours)	1,494	1,362	4,448	4,449

▶	Financial Results

For the nine months ended September 30, 2003, Great Lakes Power Inc. reported net operating income of $166 million, down from $188 million in the same period of 2002. Net income for the nine months ended September 30, 2003 was $83 million down from $138 million in the nine months of 2002. For the three months ended September 30, 2003 net operating income was $50 million, down from $69 million in the same period last year. Net income for the quarter declined to $24 million from $43 million in the same period last year. The decrease in net operating income was the result of lower than average generation levels and moderate summer temperatures in Ontario impacting the average price realized on uncontracted power and the demand for ancillary services. The third quarter saw a return to average generation levels at most of our hydro facilities with improved water conditions in Quebec and the northeast United States.

▶	Major Initiatives

Three New Hydroelectric Facilities in New England

During the third quarter, the company entered into an agreement to purchase three hydroelectric power plants located in northeastern United States from Hafslund, a Norweigan-based power company, for approximately US$30 million, including working capital. The assets include the Pontook and Errol plants located on the Androscoggin River in New Hampshire, and the Brassua plant located on the Moose River in Maine. These three power generating facilities are interconnected with the New England power grid and have a total generating capacity of 16.5 megawatts (“MW”), producing approximately 95 gigawatt hours (“GWh”) annually.

This transaction is expected to close before the end of the year through the Great Lakes Hydro Income Fund, and will be funded initially through a US$30 million increase in the US$123 million Great Lakes Hydro America bridge financing facility provided by an affiliate of the company. All power produced by the Errol and Brassua facilities is sold under long-term power purchase agreements to Public Service of New Hampshire and Central Maine Power, respectively. All the power produced by the Pontook station will be sold into the New England power pool. The acquisition of these facilities will bring Great Lakes’ total number of generating stations to 42 and total installed capacity to over 1,700 MW.

$499 Million Senior and Subordinate Secured Bonds

In June 2003, Great Lakes completed a $384 million 6.6% senior secured bond issue due June 16, 2023. The bonds are rated A (low) by Dominion Bond Rating Service and are secured by the Great Lakes Power Limited hydroelectric generation and transmission assets in northern Ontario, which include 726 kilometres of transmission lines and 12 hydroelectric generating stations. Backed primarily by merchant power sales rather than the more traditional long-term power sales contracts, the financing reflects the high quality of the company’s hydroelectric generating and transmission assets and the strength of its operations in northern Ontario. In July, the company continued the financing of these high quality assets by issuing $115 million 7.8% subordinate bonds. These bonds carry the same terms as the senior bonds and were rate BBB by Dominion Bond Rating Service. The proceeds of the issue have been used to redeem approximately $300 million of maturing debt and to finance capital improvements.

New Hampshire Cogeneration Facility

During the quarter, we continued construction on a US$32 million 25 MW natural gas-fired cogeneration station in New Hampshire, expected to commence operation in the first quarter of 2004. This station will provide all the electricity and steam it produces to the pulp and paper facilities located in Berlin/Gorham, New Hampshire, owned by Nexfor Inc., an affiliate of the company’s principal shareholder, under a 10 year tolling agreement.

Cedar Dam Generating Station

We advanced the approval process for the construction of a new 9 MW hydroelectric station on the Lièvre River to increase annual generation by 62 GWh of energy. Final approval for this $24 million project is expected in the fourth quarter of 2003, for expected completion in the summer of 2005. The station, to be built onto the existing dam structure, will optimize use of existing water resources. All power produced by this facility will be sold to Hydro Québec under a long-term power purchase agreement.

Pingston Creek Generating Station, British Columbia

Commercial operation of the 30 MW Pingston Creek Generating Station in south-central British Columbia near Revelstoke commenced in May 2003. This $65 million project was developed in a 50/50 joint venture with Canadian Hydro Developers Inc. All of the station’s power output is being sold to BC Hydro under a 20-year power sale contract signed in August 2002. The completion of this station adds to the company’s generating capacity in British Columbia and further enhances the geographic diversification of its power operations.

Robert A. Dunford Generating Station, Ontario

Commercial operation of the 45 MW Robert A. Dunford Generating Station located on the Michipicoten River near Wawa, Ontario commenced in April 2003. The Dunford Generating Station was completed on schedule and on budget for $72 million, and replaces the older 27 MW High Falls station with a larger, more efficient facility with increased peak power generating capability. The completion of this project increased the company’s generating capacity in Ontario to 957 MW, solidifying its position as a key participant in Ontario’s competitive energy markets.

Maine Power Interconnection, Maine

The expansion of the power interconnection between the company’s Maine Power system, acquired in 2002, and the New England power grid through the construction of a new 115 kV, 24 mile long transmission line was completed in May 2003. This US$17 million project increased the capacity of the interconnection from 20 MW to 130 MW and greatly enhances our ability to transmit Maine Power’s generation output into the New England power markets.

Brazil Hydroelectric Development

We continued construction on three new hydroelectric generating stations in southern Brazil: the 30 MW Passo do Meio project in the State of Rio Grande do Sul, and the 16 MW Pedrinho and 15 MW Salto Natal projects stations in the State of Paraná. These projects are substantially complete and are being commissioned during the fourth quarter of 2003.

▶	Operating Results

The company’s operations reported net operating income of $166 million for the nine months, down from $188 million during the same period last year due mainly to lower than expected inflows for the first half of the year and moderate summer temperatures in the third quarter resulting in lower realized prices. Despite a challenging year to date, the company enters the fourth quarter with reservoirs at planned levels for this time of year. Electricity generation in the first nine months of 2003 remained consistent at 4,448 GWh compared to 4,449 GWh in the same period last year, as the additional capacity available as a result of the acquisitions made last year offset weaker hydrology. Correspondingly, net power revenue for the first nine months was $246 million compared to $248 million in 2002.

Operating and maintenance costs for the first nine months of 2003 increased by $9 million to $44 million and depreciation increased by $10 million to $40 million, both as a result of the acquisition of new operations in Ontario and the northeast United States during 2002.

Revenue from investments and other income, which consists of dividends from the company’s investments and securities portfolios, interest on loans receivable and other fee income, was $60 million for the first nine months of 2003, down from $70 million in 2002 due to lower average interest rates and balances.

Power delivered and net operating income by operating segment for the quarter and year to date compared to the same periods in 2002 are shown below:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Power Delivered
(gigawatt hours)
Ontario	701	620	2,259	1,925
Quebec	357	371	930	1,371
Northeast United States	196	207	457	385
Other Power Operations	240	165	802	768

Total	1,494	1,363	4,448	4,449

Net Operating Income
(Cdn$ millions)
Ontario	$34	$46	$97	$94
Quebec	11	10	27	54
Northeast United States	4	13	11	15
Other Power Operations	1	—	31	25

	$50	$69	$166	$188

▶	Outlook

Since the beginning of 2002, Great Lakes has increased generating capacity through the acquisition of 16 existing hydroelectric generating facilities in Ontario, Maine and New Hampshire, the completion of two new hydroelectric generating stations in Ontario and British Columbia, and three more plants under contract to be acquired later this year. Together these initiatives increase our power generation base to over 1,700 MW. This expansion positions the company to diversify and strengthen operations in 2003 and beyond. With a return to more normal levels of precipitation in eastern North America, we are aggressively seeking to increase returns by optimizing the use of our facilities as new development projects and acquisitions are brought on stream.

The company continues to explore further acquisition opportunities in the North American power generation industry. Our preference is for long-life hydroelectric generating facilities with water storage reservoirs. We will also consider developing wind power projects or acquiring thermal generating stations, with a knowledgeable partner where appropriate, at significant discounts to their replacement costs.

/s/ Edward C. Kress

Edward C. Kress
Chairman

November 6, 2003

Consolidated Balance Sheet

(unaudited)	September 30,	December 31,
Cdn$ millions	2003	2002

Assets
Cash and cash equivalents	$11	$10
Accounts receivable and other	419	186
Securities	422	590
Long-term investments	559	559
Power generating assets	2,146	2,155

	$3,557	$3,500

Liabilities
Accounts payable and other	$142	$158
Property specific borrowings	1,081	905
Corporate term debentures	506	593
Future income tax liability	124	120
Minority interests	325	350
Shareholders’ equity	1,379	1,374

	$3,557	$3,500

Consolidated Statement of Income

	Three months ended September 30		Nine months ended September 30
(unaudited)
Cdn$ millions, except per share amounts	2003	2002	2003	2002

Net power revenue	$76	$87	$246	$248
Expenses
Operating and maintenance	15	10	44	31
Fuel purchases	8	4	25	12
Cash taxes and other	3	3	11	13

Net operating income	50	70	166	192
Investment and other income	23	19	60	70

	73	89	226	262
Other expenses
Interest	25	24	70	64
Depreciation	13	10	40	30
Minority interests	5	8	12	18
Administrative costs	6	4	17	12
Non-cash taxes and other	—	—	4	—

	49	46	143	124

Net income	$24	$43	$83	$138

Net income per common share	$0.21	$0.34	$0.65	$1.09

Consolidated Statement of Retained Earnings

	Three months ended September 30		Nine months ended September 30
(unaudited)
Cdn$ millions	2003	2002	2003	2002

Retained earnings
Balance, beginning of period	$542	$503	$523	$448
Net income	24	43	83	138
Distributions to holders of common shares and equivalents	(20)	(20)	(60)	(60)

Balance, end of period	$546	$526	$546	$526

Consolidated Statement of Cash Flows

	Three months ended September 30		Nine months ended September 30
(unaudited)
Cdn$ millions	2003	2002	2003	2002

Cash flow from operations
Net income	$24	$43	$83	$138
Add non-cash items
Depreciation	13	10	40	30
Other	8	4	(8)	—

Cash flow from operations	45	57	115	168
Net change in non-cash working capital and other	12	11	(15)	(12)

	57	68	100	156

Financing and shareholder distributions
Borrowings	117	44	516	372
Debt repayments	(28)	(30)	(420)	(63)
Issuance of Income Fund units	—	—	—	103
Distributions:
- Great Lakes Hydro Income Fund unitholders	(7)	(6)	(22)	(19)
- Common shares and equivalents	(20)	(20)	(60)	(60)

	62	(12)	14	333

Investing
Securities sales	—	50	169	50
Long-term investments	—	—	—	7
Loans and other receivables	(111)	(80)	(213)	184
Power generating assets	(1)	(20)	(68)	(701)

	(112)	(50)	(112)	(460)

Cash and cash equivalents
Increase (decrease)	7	6	2	29
Balance, beginning of year	5	33	10	10

Balance, end of period	$12	$39	$12	$39

▶	Notes to Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company’s most recently issued Annual Report, which included information necessary or useful to understanding the company’s businesses and financial statement presentations. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The company’s accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company’s financial assets as well as gains realized on investment transactions.

2.	CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants on the Disclosure of Guarantees.

3.	GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The company provides guarantees from time to time as described in Note 14 of the annual financial statements. There have been no material changes, for the period ended September 30, 2003, to the disclosures related to the guarantees as reported in the most recent annual financial statements.

4.	SHAREHOLDERS’ EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

	September 30	December 31
Cdn$ millions	2003	2002

101,383,135 (2001 – 101,383,135) Common shares	$603	$603
Retained earnings	546	523
Cumulative translation adjustment	(18)	—

	1,131	1,126
Subordinated convertible debentures	249	248

	$1,379	$1,374

The subordinated convertible debentures mature December 30, 2013 and bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.

5.	COMPARATIVE FIGURES

Certain of the prior year’s figures have been reclassified to conform to the 2003 presentation.

6.	NET POWER REVENUE

The company reports power revenue net of the power purchases that were required under a regulated Ontario market prior to May 2002 (2003 — nil, 2002 — $14 million).

Note: This Interim Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Profile

Great Lakes Power Inc. is an independent power producer with operations and developments located mainly in North America. Our power operations, which operate under the name “Brascan Power”, include 38 hydroelectric generating stations and one natural gas-fired cogeneration plant with a combined generating capacity of 1,684 megawatts. Our current operations generate on average 7,000 gigawatt hours of electricity annually and have water storage capacity of 1,767 gigawatt hours.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (TSX: BNN.A, NYSE: BNN).

Power Operations

	Generating Stations	Generating Units	Installed Capacity

			(megawatts)
Ontario
Great Lakes Power	12	21	349
Mississagi Power	4	8	488
Valerie Falls Power	1	2	10
Lake Superior Power(1)	1	3	110

	18	34	957
Quebec
Lièvre River Power	3	10	238
Pontiac Power	2	7	28

	5	17	266
Northeast United States(2)
Maine Power	6	31	126
New Hampshire Power	6	21	31

	12	52	157
Other Power Operations(3)
Powell River Energy	2	7	82
Pingston Creek	1	2	30
Louisiana HydroElectric Power	1	8	192

	4	17	304

TOTAL	39	120	1,684

(1)	Natural gas-fired cogeneration station.

(2)	The company has entered into an agreement to purchase 3 hydroelectric generating stations in the northeast United States with a total installed capacity of 16.5 MW. This acquisition is expected to close by year end.

(3)	Three new hydroelectric generating stations in Brazil with a combined generating capacity of 61 MW are substantially complete and being commissioned in the fourth quarter.

Head Office

Great Lakes Power Inc.
Suite 300, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:   416-363-9491
Facsimile:     416-363-2856
www.brascanpower.com